FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 26, 2004

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

MEDIA VERSIONS OF A POSSIBLE STOCK PURCHASE OFFER

Buenos Aires, February 26, 2004 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE:PZE), controlling company with a 98.21% stake in Petrobras Energía S.A. (Buenos Aires: PESA), informs that Petróleo Brasileiro S.A. – PETROBRAS issued today the following press release:

Río de Janeiro, February 26, 2004. – PETRÓLEO BRASILEIRO S.A. - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian energy company with international presence, controlling 58.7% of the shares of Petrobras Energía Participaciones S.A. – PEPSA informs the market that the repeated rumors even by the print media as to the imminent offer to exchange its shares for the shares of the controlled company mentioned above, traded on the Buenos Aires Stock Exchange, are groundless. Petrobras ignores the source of these rumors circulating even during Brazilian non-working days when local markets remain close, thus rendering it difficult to make any kind of proper clarification.

No transaction is under way involving acquisition by the Company, either through exchange, payment in kind or otherwise, of any additional shares of Petrobras Energía Participaciones S.A. publicly traded on the Buenos Aires Stock Exchange.

Petrobras continues moving forward in the process of operational integration of its assets in Argentina, maintaining its corporate independence in accordance with the governance principles that have always supported the Company’s performance.

Petrobras makes it clear that it has instructed its controlled company to give the same negative answer to the inquiry made by the Buenos Aires Stock Exchange.